

*By Electronic Mail*

September 6, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Stone Ridge Trust
        Issuer CIK:        0001559992
        Issuer File Number:    333-184477 / 811-22761
        Form Type:      8-A12B
        Filing Date:      September 6, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated August 14, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Stone Ridge 2054 Longevity Income ETF (LFAN)
- Stone Ridge 2059 Longevity Income ETF (LFAV)
- Stone Ridge 2054 Inflation-Protected Longevity Income ETF (LIAK)
- Stone Ridge 2059 Inflation-Protected Longevity Income ETF (LIAT)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications